Exhibit 99.i.(1).(a)

5400 University Avenue West Des Moines, IA 50266-5997 515.225.5400 www.fblfinancial.com NYSE:FFG	Farm Bureau Life Insurance Company FBL Assigned Benefit Company FBL Investment Management Services, Inc. FBL Leasing Services, Inc. FBL Marketing Services, LLC

April 17, 2012

Wade Harrison

CC Services, Inc.

1701 N. Towanda Ave.

P.O. Box 2901

Bloomington, IL 61702-2901

Re:       Second Variable Products Compliance and Accounting Agreement

Dear Wade,

This letter serves as a formal agreement amending the Second Variable Products Compliance and Accounting Agreement (the “Service Agreement”) between EquiTrust Investment Management Services, Inc. and CC Services, Inc., effective January 1, 2012. EquiTrust Investment Management Services, Inc., a Delaware corporation having its principal offices at 5400 University Avenue, West Des Moines, Iowa, by amendment to its certificate of incorporation, has changed its corporate name to FBL Investment Management Services, Inc. By signing below the parties agree that the Service Agreement is amended by substituting the name “FBL Investment Management Services, Inc.” for the name “EquiTrust Investment Management Services, Inc.” wherever it appears in the Service Agreement. This letter of agreement accomplishes a change of corporate name only and all rights and obligations of the parties under the Service Agreement shall not be affected.

Please indicate acceptance of the terms of this letter of agreement by signing below on behalf of CC Services, Inc. and returning one fully executed original to me. The other original is for your files. Thank you for your assistance with this matter.

Sincerely,
/s/ Lori Geadelmann
Lori Geadelmann
Vice President-Assistant General Counsel

Agreed to and accepted by:
CC Services, Inc.

By:	/s/ Wade Harrison
Wade Harrison, Senior Vice President Financial Service Operations

Date:	4/27/2012